APPEALS COURT RULES IN SANOFI-AVENTIS’ FAVOR IN THE U.S. LOVENOX® (enoxaparin sodium) PATENT INFRINGEMENT CASE

Paris, France – April 10, 2006 – The sanofi-aventis Group announced today that the U.S. Court of Appeals for the Federal Circuit has ruled in its favor. This ruling reverses a prior decision of the U.S. District Court for the Central District of California in the Group’s Lovenox® patent infringement suit against Amphastar and Teva. The U.S. District Court had previously ruled on summary judgment that the sanofi-aventis patent asserted in that suit was unenforceable. Sanofi-aventis filed an appeal of the District Court’s decision on August 1, 2005.

As a result of the Court of Appeal’s ruling, the prior District Court decision is reversed and the case will be returned to the U.S. District Court, where it will proceed on the substantive issues of the infringement, validity, and enforceability of the Lovenox® reissue patent (RE 38,743).

Sanofi-aventis welcomes this ruling and will continue to vigorously defend its intellectual property rights before the District Court. Sanofi-aventis believes that the proposed manufacture, marketing, or sale of the defendants’ generic enoxaparin sodiums would infringe its U.S. intellectual property rights.

About sanofi-aventis

The sanofi-aventis Group is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY)

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